[ASM INTERNATIONAL N.V. LETTERHEAD]

June 28, 2005

Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ASM International N.V.
Registration Statement on Form F-3, File No. 333-124479

Dear Ms. Breslin:

In connection with the request that the effective date of the Registration Statement on Form F-3, File No. 333-124479, be accelerated so that it will become effective on Tuesday, June 28, 2005, or as soon thereafter as practicable, and pursuant to Peggy A. Fisher’s letter to us dated March 12, 2005, ASM International N.V. (the “Company”), hereby acknowledges that:

• should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Arthur H. del Prado

Arthur H. del Prado

Chief Executive Officer